UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2025
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports Second Quarter 2025 Results

Consolidated
•	Revenue and Operating Segment Income (“OSI”) declined by 6.3% and 4.3% respectively, translating into a 38.4% margin.
•	OSI margin expanded by 70 basis points driven by efficiencies and synergies.
•	Solid Operating Cash Flow (“OCF”)[1] margin of 24.1%.

Cable
•	Passed 17.8 thousand homes with fiber-to-the-home (“FTTH”), reaching around 20 million homes passed with our network.
•	Broadband subscribers of 5.6 million, with 6.4 thousand net adds as our customer retention and satisfaction strategies allowed us to keep reducing churn.
•	Mobile subscribers of 463.6 thousand, with 83.5 thousand net adds driven by our innovative mobile virtual network operations (“MVNO”) service relaunched in 4Q’24.
•	Revenue fell by 2.5% as the increase in our Enterprise Operations was not enough to offset the MSO Operations decline. On a sequential basis, revenue from our MSO Operations remained stable.

Sky
•	Total Revenue Generating Units (“RGUs”) of 4.4 million, with 346.6 thousand disconnections.
•	Revenue declined by 16.3%, driven by an RGUs base decrease of 21.7%.

Earnings Call Date and Time: Wednesday, July 23, 2025, at 11:00 A.M. ET.
Conference ID # is 3900760

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 12:00 P.M. ET with the access code #1462654 on July 23th and will end at midnight on August 6th.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and December 31, 2024, and for the six months ended June 30, 2025 and 2024.

Consolidated Results

Mexico City, July 22, 2025 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the second quarter of 2025. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2025, and 2024, in millions of Mexican pesos:

	2Q’25	Margin	2Q’24	Margin	Change
		%		%	%
Revenues	14,729.4	100.0	15,720.3	100.0	(6.3)
Operating segment income (1)	5,694.3	38.4	5,950.1	37.7	(4.3)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Revenues decreased by 6.3% to Ps.14,729.4 million in the second quarter of 2025, compared with Ps.15,720.3 million in the second quarter of 2024. This decrease was mainly due to the revenue decline in the Sky segment. Operating segment income decreased by 4.3%, translating into a 38.4% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2025, and 2024, in millions of Mexican pesos:

	2Q’25	Margin %	2Q’24	Margin %	Change %
Revenues	14,729.4	100.0	15,720.3	100.0	(6.3)
Net income or (loss)	552.5	3.8	(78.0)	(0.5)	n/a
Net income or (loss) attributable to stockholders of the Company	474.5	3.2	(25.6)	(0.2)	n/a
Segment revenues	14,831.5	100.0	15,763.1	100.0	(5.9)
Operating segment income (1)	5,694.3	38.4	5,950.1	37.7	(4.3)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income or loss attributable to stockholders of the Company changed by Ps.500.1 million, to a net income of Ps.474.5 million in the second quarter of 2025, compared with a net loss of Ps.25.6 million in the second quarter of 2024.

This favorable change reflected (i) a Ps.608.5 million increase in operating income before other expense; (ii) a Ps.255.4 million decrease in other expense, net; and (iii) a Ps.873.2 million increase in share of income of associates and joint ventures, net.

These favorable variances were partially offset by (i) a Ps.1,082.4 million increase in finance expense, net; (ii) a Ps.130.4 million change in net income or loss attributable to non-controlling interests; and (iii) a Ps.24.2 million decrease in income tax benefit.

Second-quarter Results by Business Segment

The following table presents second quarter consolidated results ended June 30, 2025 and 2024, for each of our business segments. Consolidated results for the second quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenues	2Q’25%		2Q’24%		Change %
Cable	11,602.0	78.2	11,904.8	75.5	(2.5)
Sky	3,229.5	21.8	3,858.3	24.5	(16.3)
Segment Revenues	14,831.5	100.0	15,763.1	100.0	(5.9)
Intersegment Operations (1)	(102.1)		(42.8)
Revenues	14,729.4		15,720.3		(6.3)

Operating Segment Income (2)	2Q’25	Margin %	2Q’24	Margin %	Change %
Operating Segment Income (2)	5,694.3	38.4	5,950.1	37.7	(4.3)
Corporate Expenses	(22.1)	(0.1)	(91.4)	(0.6)	(75.8)
Depreciation and Amortization	(4,402.7)	(29.9)	(5,209.0)	(33.1)	(15.5)
Other Expense, net	(274.2)	(1.9)	(529.6)	(3.4)	(48.2)
Intersegment Operations (1)	(41.9)	(0.3)	(30.6)	(0.2)	36.8
Operating Income	953.4	6.5	89.5	0.6	n/a
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable Operating Metrics

Total net additions for the quarter were 64.4 thousand RGUs, primarily driven by gains of 83.5 thousand mobile subscribers, 27.5 thousand voice subscribers, and 6.4 thousand broadband subscribers. On the other hand, we lost 53.0 thousand video subscribers.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2025, and 2024.

RGUs	2Q’25 Net Adds	2Q’25	2Q’24
Video	(53,013)	3,720,523	3,996,657
Broadband	6,381	5,626,825	5,699,824
Voice	27,514	5,472,194	5,389,305
Mobile	83,489	463,601	327,406
Total RGUs	64,371	15,283,143	15,413,192

Sky Operating Metrics

During the quarter, Sky had around 346.6 thousand RGUs net disconnections, primarily due to the loss of 311.0 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Sky as of June 30, 2025, and 2024.

RGUs	2Q’25 Net Adds	2Q’25	2Q’24
Video	(310,965)	4,093,569	5,144,894
Broadband	(34,483)	280,214	438,600
Voice	(24)	162	265
Mobile	(1,108)	11,286	19,086
Total RGUs	(346,580)	4,385,231	5,602,845

Revenues and Operating Segment Income

Second quarter segment revenues decreased by 5.9% to Ps.14,831.5 million compared with Ps.15,763.1 million in the second quarter of 2024. Revenues in our MSO operations decreased by 3.1%, primarily due to a slightly lower subscriber base; however, they remained relatively stable on a sequential basis. Revenues in our Enterprise Operations increased by 3.0%. Finally, Sky’s revenues declined by 16.3%, driven by a year-on-year decrease in RGUs.

Second quarter operating segment income decreased by 4.3% to Ps.5,694.3 million compared with Ps.5,950.1 million in the second quarter of 2024. The margin reached 38.4%, increasing by around 70 basis points year-on-year due to efficiencies and synergies that have been implemented over the last few quarters.

The following table presents the second-quarter consolidated results ended June 30, 2025, and 2024, for each of our business segments. Consolidated results for the year and the second quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenue (1)	2Q'25	2Q'24	Change %
Millions of Mexican pesos
MSO Operations (1)	10,538.0	10,871.5	(3.1)
Enterprise Operations (1)	1,064.0	1,033.3	3.0
Cable	11,602.0	11,904.8	(2.5)
Sky	3,229.5	3,858.3	(16.3)
Segment Revenues	14,831.5	15,763.1	(5.9)
Operating Segment Income	5,694.3	5,950.1	(4.3)
Margin (%)	38.4	37.7
(1) Revenue results for our MSO and Enterprise operations include consolidation adjustments.

Corporate Expense

Corporate expense decreased by Ps.69.3 million, or 75.8%, to Ps.22.1 million in the second quarter of 2025, from Ps.91.4 million in the second quarter of 2024. The decrease primarily reflected a decline in share-based compensation expense, as well as a reduction of other corporate expense.

Share-based compensation expense in the second quarter 2025 and 2024 amounted to Ps.92.5 million and Ps.110.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other expense, Net

Other expense, net, decreased by Ps.255.4 million, to Ps.274.2 million in the second quarter of 2025, from Ps.529.6 million in the second quarter of 2024. This decrease reflected primarily a decrease in non-recurring severance expense in connection with headcount reductions in our Cable and Sky segments. This decrease was partially offset by a higher loss on disposition of equipment.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended June 30, 2025 and 2024.

Other Expense, Net	2Q’25	2Q’24
Cash	(115.4)	(209.9)
Non-cash	(158.8)	(319.7)
Total	(274.2)	(529.6)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2025 and 2024.

	2Q’25	2Q’24	(Unfavorable) Favorable Change
Interest expense	(2,192.3)	(1,821.7)	(370.6)
Interest income	1,224.4	912.5	311.9
Foreign exchange loss, net	(422.5)	(51.0)	(371.5)
Other finance (expense) income, net	(282.0)	370.2	(652.2)
Finance expense, net	(1,672.4)	(590.0)	(1,082.4)

Finance expense, net, increased by Ps.1,082.4 million, to Ps.1,672.4 million in the second quarter of 2025, from Ps.590.0 million in the second quarter of 2024.

This increase reflected:

(i)
a Ps.370.6 million increase in interest expense, primarily in connection with a higher average U.S. dollar exchange rate in the second quarter of 2025, which effect was partially offset by a lower average principal amount of debt in the second quarter of 2025;

(ii)
a Ps.371.5 million increase in foreign exchange loss, net, resulting primarily from a 7.7% appreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net asset position in the second quarter of 2025, compared with a 10.9% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position in the second quarter of 2024; and

(iii)	a Ps.652.2 million unfavorable change in other finance income or expense, net, resulting from a net loss in fair value of our derivative contracts in the second quarter of 2025.

These unfavorable variances were partially offset by a Ps.311.9 million increase in interest income, explained primarily by a higher average amount of cash equivalents in the second quarter of 2025, mainly in connection with a higher average U.S. dollar exchange rate.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.873.2 million, to Ps.1,211.5 million in the second quarter of 2025, from Ps.338.3 million in the second quarter of 2024. This increase reflected primarily a higher share of income of TelevisaUnivision, Inc. (“TelevisaUnivision”) in the second quarter of 2025.

Share of income of associates and joint ventures, net, in the second quarter of 2025, included primarily our share of income of TelevisaUnivision.

Income Tax Benefit

Income tax benefit decreased by Ps.24.2 million, to Ps.60.0 million in the second quarter of 2025, from Ps.84.2 million in the second quarter of 2024. This decrease reflected primarily a lower effective income tax rate, which was partially offset by a higher loss before income taxes and share of income of associates and joint ventures.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.130.4 million to a net income attributable to non-controlling interests of Ps.78.0 million in the second quarter of 2025, compared with a net loss attributable to non-controlling interests of Ps.52.4 million in the second quarter of 2024. This change reflected primarily a net income attributable to non-controlling interests in our Cable segment in the second quarter of 2025.

Capital Expenditures

During the second quarter of 2025, we invested approximately U.S.$109.1 million (Ps.2,125.4 million) in property, plant and equipment as capital expenditures.

The following table sets forth the total amount of capital expenditures in property, plant and equipment for the quarters ended June 30, 2025, and 2024, in millions of U.S. dollars and Mexican pesos:

	2Q’25 (Millions of U.S. Dollars)	2Q’25 (Millions of Mexican Pesos)	2Q’24 (Millions of U.S. Dollars)	2Q’24 (Millions of Mexican Pesos)
Capital Expenditures	109.1	2,125.4	102.1	1,761.5

Debt and Lease Liabilities

On June 26, 2025, we prepaid all of the outstanding amounts payable by Sky to a Mexican bank under a long-term credit agreement with an original maturity in December 2026, in the aggregate principal amount of Ps.2,650 million.

The following table sets forth our total consolidated debt and lease liabilities as of June 30, 2025, and December 31, 2024. Amounts are stated in millions of Mexican pesos.

	June 30, 2025	December 31, 2024	Decrease
Current portion of long-term debt	3,910.0	4,557.0	(647.0)
Long-term debt, net of current portion	84,954.5	98,398.2	(13,443.7)
Total debt (1)	88,864.5	102,955.2	(14,090.7)
Current portion of long-term lease liabilities	1,203.4	1,243.0	(39.6)
Long-term lease liabilities, net of current portion	3,435.8	4,143.7	(707.9)
Total lease liabilities	4,639.2	5,386.7	(747.5)
Total debt and lease liabilities	93,503.7	108,341.9	(14,838.2)
(1) As of June 30, 2025 and December 31, 2024, total debt is presented net of finance costs in the aggregate amount of Ps.1,210.5 million and Ps.1,259.0 million, respectively.

As of June 30, 2025, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.51,570.2 million. The non-current investments in financial instruments amounted to an aggregate of Ps.3,484.3 million as of June 30, 2025.

Dividend

In April 2025, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which was paid in cash in June 2025 in the aggregate amount of Ps.1,019.0 million.

Shares Outstanding

As of June 30, 2025 and December 31, 2024, our shares outstanding amounted to 312,359.2 million and 315,451.8 million shares, respectively, and our CPO equivalents outstanding amounted to 2,669.7 million and 2,696.2 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2025 and December 31, 2024, the GDS (Global Depositary Shares) equivalents outstanding amounted to 533.9 million and 539.2 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Sustainability

In 2025, we reinforce our purpose: "Bringing people closer to what matters most to them" through our Environmental, Social, and Governance actions and initiatives, which we continue to monitor and evaluate through our Working Groups and Sustainability Committee.

We are making progress toward our goals for each of the four pillars of our sustainability strategy. In the Climate-Resilient Connection pillar, we are conducting a climate scenario analysis to identify and mitigate the physical and transition risks associated with climate change. For the Empowering People pillar, we are implementing a new strategy to improve talent retention through an update to the onboarding process for new hires. In the Leading by Example pillar, we continue to implement internal campaigns regarding compliance and information security, as well as ethical use of Artificial Intelligence. Finally, for the Digital Inclusion pillar, we are improving accessibility to our services, providing attention to over 700,000 customer interactions through our digital customer services channels.

We maintain our commitment to transparency, aligning our reports to the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) indicators. We continue as signatories for the United Nations Global Compact, the largest corporate sustainability initiative in the world. Additionally, the company received the 2025 Socially Responsible Enterprise distinction from the "Centro Mexicano para la Filantropía" (CEMEFI).

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2024, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well as other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Millions of Mexican Pesos)

		June 30, 2025 (Unaudited)		December 31, 2024 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	38,449.2	Ps.	46,193.2
Trade accounts receivable, net		5,553.3		6,175.8
Other accounts receivable, net		298.9		125.5
Income taxes receivable		6,170.6		6,374.1
Other receivable taxes		2,531.4		3,207.9
Derivative financial instruments		69.3		1,297.0
Due from related parties		4,159.3		339.6
Transmission rights		603.4		950.7
Inventories		546.7		463.2
Contract costs		1,495.2		1,483.0
Other current assets		2,485.1		1,657.5
Total current assets		62,362.4		68,267.5

Non-current assets:
Trade accounts receivable, net of current portion		484.5		484.5
Due from related party		—		3,293.5
Derivative financial instruments		—		704.1
Transmission rights		74.2		74.2
Investments in financial instruments		3,484.3		2,494.7
Investments in associates and joint ventures		43,852.4		44,436.7
Property, plant and equipment, net		59,985.7		63,664.3
Investment property, net		2,665.2		2,706.5
Right-of-use assets, net		3,034.4		3,336.9
Intangible assets, net		38,382.2		38,927.0
Deferred income tax assets		20,083.9		20,630.8
Contract costs		2,497.7		2,488.1
Other assets		156.0		149.1
Total non-current assets		174,700.5		183,390.4
Total assets	Ps.	237,062.9	Ps.	251,657.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Millions of Mexican Pesos)

		June 30, 2025 (Unaudited)		December 31, 2024 (Audited)
LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	3,910.0	Ps.	4,557.0
Interest payable		1,502.9		1,674.5
Current portion of lease liabilities		1,203.4		1,243.0
Derivative financial instruments		213.4		—
Trade accounts payable and accrued expenses		11,904.0		11,329.9
Customer deposits and advances		1,205.3		1,130.4
Current portion of deferred revenue		287.7		287.7
Income taxes payable		1,056.4		1,320.6
Other taxes payable		2,079.4		2,610.1
Employee benefits		1,274.9		1,258.6
Due to related parties		63.4		202.4
Other current liabilities		1,798.4		1,688.9
Total current liabilities		26,499.2		27,303.1
Non-current liabilities:
Long-term debt, net of current portion		84,954.5		98,398.2
Lease liabilities, net of current portion		3,435.8		4,143.7
Deferred revenue, net of current portion		4,458.9		4,602.7
Deferred income tax liabilities		810.3		1,251.4
Post-employment benefits		791.5		772.5
Other long-term liabilities		3,560.0		3,490.7
Total non-current liabilities		98,011.0		112,659.2
Total liabilities		124,510.2		139,962.3

EQUITY
Capital stock		3,933.5		3,933.5
Additional paid-in capital		13,359.5		13,359.5
		17,293.0		17,293.0
Retained earnings:
Legal reserve		1,798.4		1,798.4
Unappropriated earnings		108,681.6		118,508.2
Net income (loss) for the period		794.3		(8,265.5)
		111,274.3		112,041.1
Accumulated other comprehensive loss, net		(12,107.1)		(12,882.8)
Shares repurchased		(13,238.9)		(13,997.3)
		85,928.3		85,161.0
Equity attributable to stockholders of the Company		103,221.3		102,454.0
Non-controlling interests		9,331.4		9,241.6
Total equity		112,552.7		111,695.6
Total liabilities and equity	Ps.	237,062.9	Ps.	251,657.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2025		2024		2025		2024
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	14,729.4	Ps.	15,720.3	Ps.	29,703.0	Ps.	31,671.7
Cost of revenues		(9,019.7)		(10,506.5)		(18,235.0)		(20,918.4)
Selling expenses		(2,247.9)		(2,199.2)		(4,277.4)		(4,554.1)
Administrative expenses		(2,234.2)		(2,395.5)		(4,874.3)		(4,947.4)
Income before other expense or income		1,227.6		619.1		2,316.3		1,251.8
Other (expense) income, net		(274.2)		(529.6)		(472.9)		1,763.6
Operating income		953.4		89.5		1,843.4		3,015.4
Finance expense		(2,896.8)		(1,872.7)		(4,416.4)		(3,732.9)
Finance income		1,224.4		1,282.7		2,315.3		2,009.5
Finance expense, net		(1,672.4)		(590.0)		(2,101.1)		(1,723.4)
Share of income (loss) of associates and joint ventures, net		1,211.5		338.3		1,302.7		(18.3)
Income (loss) before income taxes		492.5		(162.2)		1,045.0		1,273.7
Income tax benefit (expense)		60.0		84.2		(161.0)		(456.8)
Net income (loss) from continuing operations		552.5		(78.0)		884.0		816.9
Income from discontinued operations, net		—		—		—		56.8
Net income (loss)	Ps.	552.5	Ps.	(78.0)	Ps.	884.0	Ps.	873.7

Net income (loss) attributable to:
Stockholders of the Company	Ps.	474.5	Ps.	(25.6)	Ps.	794.3	Ps.	926.2
Non-controlling interests		78.0		(52.4)		89.7		(52.5)
Net income (loss)	Ps.	552.5	Ps.	(78.0)	Ps.	884.0	Ps.	873.7

Basic earnings (loss) per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	0.18	Ps.	(0.01)	Ps.	0.30	Ps.	0.32
Discontinued operations		—		—		—		0.02
Total	Ps.	0.18	Ps.	(0.01)	Ps.	0.30	Ps.	0.34

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GRUPO TELEVISA, S.A.B.
(Registrant)

Date: July 22, 2025	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel